Exhibit 99.1

FOR IMMEDIATE RELEASE:

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS,
APPOINTMENT OF AUDITORS, SAY ON PAY AND AMENDMENT TO THE EMPLOYEE SHARE PURCHASE PLAN

St. John's, NL (May 4, 2017) – Fortis Inc. ("Fortis" or the "Corporation") (TSX:FTS)(NYSE:FTS) announced the voting results from its Annual and Special Meeting of Shareholders held today in St. John's, Newfoundland and Labrador. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors, voting on an advisory basis to accept the Corporation's approach to executive compensation and approving amendments to the amended and restated 2012 employee share purchase plan (the "ESPP").
Election of Directors
Fortis shareholders elected the following 12 individuals to the Fortis board of directors to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:
Nominees	Votes For		Votes Withheld
Tracey C. Ball	220,056,497	99.76%	524,238	0.24%
Pierre J. Blouin	219,869,079	99.68%	712,656	0.32%
Lawrence T. Borgard	219,879,336	99.68%	702,399	0.32%
Maura J. Clark	219,953,361	99.72%	622,473	0.28%
Margarita K. Dilley	219,963,581	99.72%	618,154	0.28%
Ida J. Goodreau	219,606,524	99.56%	973,211	0.44%
Douglas J. Haughey	217,619,716	98.66%	2,962,018	1.34%
R. Harry McWatters	219,874,123	99.68%	707,611	0.32%
Ronald D. Munkley	219,915,817	99.70%	665,918	0.30%
Barry V. Perry	220,024,595	99.75%	556,967	0.25%
Joseph L. Welch	220,026,494	99.75%	555,241	0.25%
Jo Mark Zurel	219,983,199	99.73%	598,536	0.27%

"I am very pleased to welcome two new members to our board," said Mr. Doug Haughey, Chair of the Board of Fortis.  "Both Lawrence Borgard and Joseph Welch bring extensive experience in the U.S. energy sector. Joe is the Chairman of the Board of ITC Holdings Corp., and also served as its President and Chief Executive Officer prior to its acquisition by Fortis. Larry is a former President and Chief Operating Officer of Integrys Energy Group, a diversified energy holding company that was recently bought by another investor-owned utility. Joe and Larry's experience will add further depth and expertise to our board of directors."
Change of Auditors
Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next annual meeting of shareholders. Deloitte LLP was selected by the board of directors for recommendation to the shareholders following a comprehensive tender process conducted in early 2017.
Votes For		Votes Withheld
234,021,142	99.52%	1,140,490	0.48%

Say on Pay
Shareholders approved the non-binding advisory vote regarding the Corporation's approach to executive compensation ("Say on Pay") at the Annual and Special Meeting of Shareholders. The Fortis board of directors takes the results of the Say on Pay vote into account when considering future compensation policies, practices and decisions and in determining whether there is a need to increase engagement with shareholders on compensation and related matters.
Votes For		Votes Against
215,099,286	97.51%	5,482,448	2.49%

Employee Share Purchase Plan
Fortis Shareholders also voted in favour of the proposed amendment to the ESPP. Shareholders approved an amendment to increase the share reserve under the ESPP by 2,000,000 common shares. The ESPP gives full-time and part-time employees, including executives, a convenient way to become Fortis shareholders and build their equity ownership and is an effective tool for attracting, retaining and motivating employees.
Votes For		Votes Against
218,886,748	99.23%	1,694,986	0.77%

About Fortis
Fortis is a leader in the North American regulated electric and gas utility industry with total assets of approximately C$48 billion. The Corporation's 8,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.
Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.
For more information, please contact:
Investor Enquiries
Ms. Kealey Martin
Manager, Investor Relations
Fortis Inc.
709.737.2900
Media Enquiries
Ms. Karen McCarthy
Director, Communications & Corporate Affairs
Fortis Inc.
709.737.5323